Exhibit 99.(a)(1)(AF)

SUBJECT: STOCK OPTION REPURCHASE PROGRAM UPDATE

Dear NVIDIA Employee:

As a result of the U.S. Securities and Exchange Commission’s (“SEC”) standard review of the Schedule TO relating to the stock option repurchase program, on February 27, 2009, we filed Amendment No. 2 to the Schedule TO (the “Amendment”) and amended the offering materials describing the stock option repurchase program previously distributed to you on February 11, 2009. Copies of these amended materials can be accessed, along with the election form needed to participate in the program, at https://nvidia.equitybenefits.com/ and the Stock Administration intranet site (NVINFO->Finance->Stock Administration). The Amendment and amended offering materials reflect the following principal changes:

•

We moved the disclosure that was contained in Item 6(c) of the original filing of the Schedule TO to a newly created Section 17 in the offer to purchase filed with the Amendment as Exhibit 99.(a)(1)(A) (the “Offer to Purchase”). The disclosure that appears in this new section is incorporated by reference into Item 6(c) of the Amendment.

•

We clarified, and eliminated qualifications to, some of the disclosures contained in the original offer to purchase. For example, we clarified that we will always notify you in writing if we extend the program and made it clear that if we become aware that a condition to the program is triggered, we will promptly notify you whether or not we have decided to waive such condition. See Sections 14 and 7 of the Offer to Purchase.

In addition, for participants in India, we revised the discussion of the tax and other consequences of participating in the program in India. See Appendix A to the Offer to Purchase.

Please note that the material terms and timing of the stock option repurchase program have not changed as a result of the SEC review and the changes described above. If you have already made your election, you do not need to do anything. We expect the program to end as planned at 12:00 midnight PDT, on March 11, 2009.

All questions about the program, or requests for assistance or additional copies of offering materials should be made by email to tenderoffer@nvidia.com or by calling (408) 486-2029.

Sincerely,

NVIDIA Corporation